June 29, 2010	Robert W. Sweet, Jr. Boston Office 617.832.1160 rsweet@foleyhoag.com

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Mail Stop 4561

Attention: Jeff Jaramillo, Branch Chief - Accounting

Re:	MEMSIC, Inc.; Annual Report on Form 10-K for the Year Ended

December 31, 2009, Filed March 31, 2010; Form 10-Q for the Quarterly

Period Ended March 31, 2010, filed May 14, 2010; File No. 001-33813

Dear Mr. Jaramillo:

Set forth below, on behalf of our client MEMSIC, Inc, or MEMSIC, are MEMSIC’s responses to the comments of the Staff set forth in your letter dated June 9, 2010 to Patricia Niu.

Form 10-K for Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 9. Stock Incentive Plan, page 65

1.	We note the disclosure on page 66 that “For stock options issued in 2005, [you] recorded a deferred stock compensation expense of $629,000 for the intrinsic value of these options applying the fair value provided from a valuation report on February 28, 2006.” Please describe to us the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinter.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

United States Securities and Exchange Commission

June 29, 2010

Response:

MEMSIC supplementally advises the Staff that the valuation expert retained by management in 2006 to assist it in estimating the fair value of MEMSIC’s common stock in connection with option grants made in 2005 was the same firm identified in MEMSIC’s initial registration statement on Form S-1 in 2007 and in MEMSIC’s annual report on Form 10-K for 2007 as having provided reports utilized by management in estimating the fair value of options awarded in 2006 and 2007. The nature of the valuation expert’s services, methodology utilized and extent of reliance by management upon the expert’s reports was described extensively in those filings (in response, among other things, to comments of the Staff on the original registration statement), and the consent of the expert was filed as an exhibit to the 2007 Form 10-K.

In its annual reports on Form 10-K for 2008 and 2009, MEMSIC elected to omit, both in MD&A and in the financial statement footnotes, any reference to the valuation expert, any description of the expert’s reports and methodology and any reference to management’s use of such reports in connection with MEMSIC’s accounting for option awards made in 2006 and thereafter, thereby assuming responsibility for the valuation estimates made.

However, the reference to “a valuation report on February 28, 2006,” noted by the Staff, was retained inadvertently when the related disclosure contained in the 2007 Form 10-K was revised, and was therefore carried over into the corresponding Notes 10 and 9 in MEMSIC’s 2008 and 2009 Form 10-K, respectively. However, it was not, and is not, MEMSIC’s intention to “expertise” any portion of its accounting for its stock-based compensation expense for purposes of any Securities Act registration statement in which either the 2008 Form 10-K or the 2009 Form 10-K may be incorporated.

For that reason, MEMSIC did not obtain or file the consent of the valuation expert in connection with its registration statement on Form S-8 filed on April 9, 2010.

MEMSIC notes the Staff’s reference to Question 141.02 of the Compliance and Disclosure Interpretations, which states (emphasis added) that:

The consent requirement in Securities Act Section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Securities Act Section 11(a), with resultant Section 11 liability for the expert and a reduction in the due diligence defense burden of proof for other Section 11 defendants with respect to such disclosure, as provided in Securities Act Section 11(b).

MEMSIC does not believe that, read in context, the inadvertently retained footnote reference to “applying the fair value provided from a valuation report on February 28, 2006” could reasonably be interpreted by an investor as an attempt by MEMSIC to “expertise” or disclaim responsibility for the fair value estimate. MEMSIC believes this conclusion is supported by the following:

•	the report is not attributed to a named or unnamed “expert;”

United States Securities and Exchange Commission

June 29, 2010

•	the report is neither “included” nor “summarized;” and

•	the methodology and specific conclusions of the report are not discussed.

To put the quoted disclosure in context, the amount of stock-based compensation expense reflected in its results of operations in 2008 and 2009 on account of the 2005 option awards that were referred to in the Note was immaterial, consisting of approximately $81,000 in 2008 and $32,000 in 2009.

However, MEMSIC advises the Staff that, to avoid any possibility that the quoted language could be misinterpreted, the reference to the February 28, 2006 valuation report will be omitted from the footnote disclosure in any future periodic report of MEMSIC that may be incorporated by reference in a Securities Act registration statement.

Note 13. Commitments and Contingencies, page 70

2.	We noted your discussion of the technology license that was assigned to you by Analog Devices as part of your footnote disclosure. In addition, we noted your discussion on page 18 that you have a significant relationship with Analog Devices and that your founder and CEO was a key member of Analog Devices’ MEMS division for a number of years and you received your initial funding and technologies from Analog Devices. Please revise future filings to clarify the nature of your current relationship with Analog Devices and provide the financial statement disclosures required by FASB ASC 850-10-50 (paragraph 2 of SFAS 57).

Response:

MEMSIC supplementally advises the Staff that the nature of the current relationship between MEMSIC and Analog Devices, Inc. is limited to that of licensor and licensee, and is defined by the terms of the Technology License Agreement, dated March 3, 1999, between MEMSIC and Analog Devices, Inc. filed as Exhibit 10.1 to the 2009 Form 10-K. Additionally, Analog Devices is the holder of 375,000 shares of MEMSIC’s common stock, representing approximately 1.6% of its outstanding capital stock at December 31, 2009. No contractual management or other rights are associated with these shares.

As stated in the risk factor on pages 17-18 noted by the Staff, the Analog Devices license is important to MEMSIC’s business. The disclosures noted by the Staff that “Our company has a significant relationship with Analog Devices” and that

United States Securities and Exchange Commission

June 29, 2010

“Dr. Yang Zhao, our founder and CEO, was a key member of Analog Devices’ MEMS division for a number of years and we received our initial funding and technologies from Analog Devices” were included because this historical relationship may tend to mitigate the risk being described, namely that Analog Devices, as a competitor of MEMSIC, could seek to terminate or otherwise act adversely with respect to the Analog Devices license.

This risk factor disclosure was not intended to suggest that there is any other significant, undisclosed aspect of the current relationship between the parties. MEMSIC believes that all material aspects of its current relationship with Analog Devices are disclosed in its filings (for example, in Note 13 to MEMSIC’s 2009 Form 10-K, under the heading “Licensing Agreement and Marketing Agreements”).

Future risk factor disclosures regarding Analog Devices will be revised to eliminate any ambiguity regarding the nature of the parties’ current relationship and MEMSIC will include in future filings any additional disclosures concerning the Analog Devices relationship that may be required under ASC 850-10-50 or otherwise, in light of the circumstances as they then exist.

3.	In this regard, please also revise future filings to explain the nature of your relationship with the affiliated supplier discussed on page 58, from which you purchased approximately 50% of your materials.

Response:

MEMSIC supplementally advises the Staff that the affiliated supplier referred to in the footnote on page 58 is Taiwan Semiconductor Manufacturing Company or TSMC. MEMSIC’s relationship with TSMC has consistently been disclosed by MEMSIC in its filings, including most recently in its Amendment No. 1 on Form 10-K/A filed on April 30, 2010, under the heading “Certain Relationships and Related Transactions and Director Independence,” as follows:

Relationship with InveStar Funds and Taiwan Semiconductor Manufacturing Company, Limited, or TSMC

InveStar Semiconductor Development Fund, Inc. and InveStar Semiconductor Development Fund, Inc. (II) LCD, together the “InveStar Funds,” hold in aggregate approximately 10.6% of our common stock on a fully diluted basis. TSMC, our largest third-party supplier, has historically supplied substantially all of our wafers required in our manufacturing process. In 2009, we purchased an aggregate of $4.9 million in wafers from TSMC. TSMC holds in the aggregate 97% interest in the InveStar Funds and is authorized to appoint the board of directors of the InveStar Funds. InveStar Capital, Inc. is the fund manager and holds the remaining interest in the InveStar Funds. One of our directors, Michael Tung, is the managing partner and chief financial officer of InveStar Capital, Inc.

United States Securities and Exchange Commission

June 29, 2010

MEMSIC understands that subsequent to the April 30, 2010 disclosure, the InveStar Funds have reduced their holdings of MEMSIC’s common stock. MEMSIC confirms that in future filings, the footnote disclosure under the heading “Concentration of Supplier” will be revised as appropriate to include a fuller description of the nature of this relationship in light of the then-existing circumstances, consistent with the disclosure requirements of ASC 850-10-50.

Item 9A. Controls and Procedures, page 73

Internal Control Over Financial Reporting, page 74

4.	Please revise future filings to disclose whether there were any changes in internal control over financial reporting during last fiscal quarter of 2009, which has materially affected or is reasonably likely to materially affect internal control over financial reporting as required under Item 308(b) of Regulation 8-K.

Response:

MEMSIC supplementally advises the Staff that there was no change in its internal control over financial reporting during last fiscal quarter of 2009 that materially affected or is reasonably likely to materially affect MEMSIC’s internal control over financial reporting.

MEMSIC confirms that in future periodic filings it will include an affirmative statement to this effect, or such other disclosure as is then required, pursuant to Item 308(b) of Regulation 8-K.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Note 2. Acquisition, page 6

5.	We see that you completed the acquisition of assets related to Crossbow Technology’s commercial Inertial Systems business and Wireless Sensor Network Mote and eKo business in January 2010. Please revise future filings to provide all of the disclosures required by FASB ASC 805-10-50 (paragraph 67 of SFAS 141R), including a qualitative description of the factors that make up the goodwill recognized as part of the transaction.

Response:

MEMSIC confirms to the Staff that in its future filings, it will provide the following disclosures as required by FASB ASC 805-10-50 (paragraph 67 of SFAS 141R).

a.	The name and a description of the acquiree:

United States Securities and Exchange Commission

June 29, 2010

Disclosure substantially as follows will be included in future filings, consistent with Note 2 of MEMSIC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Q1-10 Form 10-Q”):

On January 15, 2010, MEMSIC completed the acquisition of assets related to Crossbow Technology, Inc.’s commercial (non-military) Inertial Systems business and Wireless Sensor Network “Mote” and eKo business (collectively, the “Business”), including intellectual property rights, fixed assets relating to the Business and 153 shares of Crossbow Japan Limited (Crossbow Japan), representing 51% ownership of the entity.

b.	The acquisition date:

Future filings will disclose that the acquisition date was January 15, 2010, consistent with Note 2 of the Q1-10 Form 10-Q.

c.	The percentage of voting equity interest acquired:

MEMSIC did not acquire any voting interest in the commercial Inertial Systems business or Wireless Sensor Network Mote and eKo business. In connection with the acquisition, MEMSIC did assume 51% of the voting equity interest in Crossbow Japan Limited (“Crossbow Japan”), a joint venture in Japan, which was disclosed in Note 2 of the Q1-10 Form 10-Q, and will be disclosed in future filings. MEMSIC’s 51% interest in Crossbow Japan is not expected to be material to the consolidated financial statements of MEMSIC.

d.	The primary reasons for the business combination and a description of how the acquirer obtained control of the acquiree

MEMSIC obtained control over the acquired business lines through the purchase of relevant assets for $18 million. In the overview section of MD&A in the Q1-10 Form 10-Q, MEMSIC disclosed the following reasons for the business combination:

Our recent acquisition of the non-military inertial navigation systems business and the wireless sensor network Mote and eKo environmental monitoring business, along with related intellectual property and fixed assets, from Crossbow Technology, Inc., a leading supplier of wireless sensor technology and inertial MEMS sensors for navigation and control, has significantly strengthened our capability to develop integrated sensing systems that incorporate sensors with on-board computing, wireless communications and systems and application software solutions. The acquisition also broadened our customer base to include industrial and aerospace markets that we believe may offer higher margins and more stability than the mobile and consumer markets. We also believe that our

United States Securities and Exchange Commission

June 29, 2010

strong presence in China provides us with an opportunity to introduce these newly acquired wireless sensor network and inertial systems products in the fast-growing Chinese market.

MEMSIC will include a similar discussion in the financial statement disclosures for future filings.

e.	A qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors:

MEMSIC discussed the expected synergies in the overview section of MD&A of its Q1-10 Form 10-Q as detailed in the paragraph referenced in letter d. above. MEMSIC will include in future filings in the notes to the financial statements a qualitative description of the factors that make up the goodwill recognized, similar to the following:

•

Combined enhanced technical capability - MEMSIC low cost sensing technology combined with Crossbow system integration expertise enables MEMSIC to develop low-cost, high performance integrated sensing system products.

•

Synergistic expanded customer base in stable markets – the acquisition gives MEMSIC access to industrial and aerospace markets that generally offers higher margins and more stability than its current mobile and consumer markets.

•	Increased growth opportunity for the acquired business lines in the China market by utilizing MEMSIC’s China sales channels and resources.

•	Leveraging MEMSIC’s low cost manufacturing capacity in China to reduce the manufacturing cost of the acquired system products and improve gross margin

f.	The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each major class of consideration.

The acquisition-date fair value of the total consideration transferred was equal to the cash purchase price paid of $18 million. No other form or class of consideration was transferred.

g.	Contingent consideration arrangements and indemnification assets:

There were no contingent consideration arrangements and MEMSIC acquired no indemnification assets subject to separate valuation pursuant to ASC 805-20-25-27.

United States Securities and Exchange Commission

June 29, 2010

h.	For acquired receivables not subject to the requirements of AICPA Statement of Position 03-3 Accounting for Certain Loans or Debt Securities Acquired in a Transfer:

No accounts receivable related to the acquired lines of business were acquired from Crossbow. There was a minimal amount of accounts receivable acquired that was related to Crossbow Japan, in the amount of $199,000, which approximated fair value.

i.	The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed:

The major classes of assets acquired were disclosed in Note 2 of the Q1-10 Form 10-Q. The first class presented was working capital, and MEMSIC will in future filings provide the components of working capital, including a description of the specific current assets and liabilities assumed.

j.	Assets and liabilities arising from contingencies:

MEMSIC did not acquire any assets and liabilities arising from contingencies.

k.	The total amount of goodwill that is expected to be deductible for tax purposes.

All of the goodwill acquired in the transaction will result in tax deductible amortization, and future filings will so state.

l.	If the acquirer is required to disclose segment information in accordance with FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, the amount of goodwill by reportable segment. If the assignment of goodwill to reporting units required by Statement 142 has not been completed as of the date the financial statements are issued, the acquirer shall disclose that fact.

The Crossbow acquisition created a new reportable segment for MEMSIC. In Note 11 of its Q1-10 Form 10-Q, MEMSIC disclosed that “the Company conducts its operations and managers its business in two reporting segments: sensor products and system solution products.” The system solution product segment was the direct result of the Crossbow acquisition and therefore, all of the goodwill relates to that reportable segment. MEMSIC will disclose this in its future filings.

United States Securities and Exchange Commission

June 29, 2010

m.	For transactions that are recognized separately from the acquisition of assets and assumptions of liabilities in the business combination:

•	A description of each transaction

•	How the acquirer accounted for each transaction

•	The amounts recognized for each transaction and the line item in the financial statements which each amount is recognized

•	If the transaction is the effective settlement of a preexisting relationship, the method used to determine the settlement amount.

The Crossbow acquisition did not include any transactions that were recognized separately from the acquisition of assets and assumption of liabilities for purposes of ASC 805-10-50.

n.	The disclosure of separately recognized transactions required by paragraph 68(m) shall include the amount of acquisition-related costs, the amount recognized as an expense and the line item or items in the income statement in which those expenses are recognized. The amount of any issuance costs not recognized as an expense and how they were recognized also shall be disclosed.

MEMSIC will disclose in its future filings that $296,364 and $82,809 of acquisition-related costs were recognized in general and administrative expenses in MEMSIC’s income statement for the 12 months ended December 31, 2009 and for the 3 months ended March 31, 2010, respectively. There were no issuance costs incurred in connection with the acquisition.

o.	Bargain purchase

The Crossbow acquisition did not constitute a bargain purchase.

p.	For each business combination in which the acquirer holds less than 100 percent of the equity interests in the acquiree at the acquisition date, disclose (1) the fair value of the noncontrolling interest in the acquiree at the acquisition date; (2) the valuation technique(s) and significant inputs used to measure the fair value of the noncontrolling interest.

As part of the Crossbow asset acquisition, MEMSIC acquired 51% ownership of Crossbow Japan as disclosed in Note 2 of the Q1-10 Form 10-Q. The fair value of the non-controlling interest in Crossbow Japan at the acquisition date was $349,378, representing 49% of the fair value of Crossbow Japan at the acquisition date. The technique used to value Crossbow Japan was a combination of the cost, market and income approaches. The cost approach was used for the

United States Securities and Exchange Commission

June 29, 2010

current assets and liabilities. The cost approach, specifically the assemblage cost avoided method, was used for the assembled and trained workforce. The income approach, specifically the multi-period excess earnings method, was used to value the customer relationships. The relief from royalty rate method, which considers both the market approach and the income approach, was used to value the trademarks. MEMSIC will disclose this additional information in future filings if deemed material to the financial statements.

q.	Disclosure for business combination achieved in stages.

MEMSIC did not complete its Crossbow acquisition in stages.

r.	If the acquirer is a public business enterprise, as described in paragraph 9 of Statement 131, disclose:

•	The amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period.

MEMSIC disclosed in Note 11 of its Q1-10 Form 10-Q the amounts of revenue and gross margin of the acquired business lines since the acquisition date as the acquired business represents a new, separate reportable segment. MEMSIC will continue to make this disclosure in future filings.

•

The revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period (supplemental pro forma information)

MEMSIC disclosed in Note 2 of its Q1-10 Form 10-Q, and will continue to disclose in its future filings as appropriate, the pro forma amounts of revenue and earnings of the combined business as if the acquisition date had occurred at January 1, 2010.

•

If comparative financial statements are presented, the revenue and earnings of the combined entity for the comparable prior reporting period as though the acquisition date of all business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information)

MEMSIC disclosed in Note 2 of its Q1-10 Form 10-Q, and will continue to disclose in its future filings, the pro forma amounts of revenue and earnings of the combined business for prior reporting periods as if the acquisition date occurred at January 1, 2009.

United States Securities and Exchange Commission

June 29, 2010

Note 6. Goodwill and Intangible Assets

6.	We see that you recorded a significant amount of goodwill in conjunction with the acquisition of Crossbow Technology in January 2010 and you indicate only that you will perform an annual impairment test for goodwill during the fourth quarter of each fiscal year and more frequently if events or circumstances indicate that an impairment loss has been incurred. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill and intangible assets, please tell us and also revise future filings to disclose the following:

•	Tell us if you have allocated the goodwill to one or more reporting units, if so, how many;

•	Tell us if you have yet assessed each of your reporting unit’s goodwill for impairment;

•

Each of the valuation methodologies used, or those that you plan to use, to value goodwill (if multiple approaches are used), including. sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches arc used);

•

Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results in a discounted cash flow projection. In this regard; we note that FASB ASC 350-20-35 (paragraph 23 of SFAS 142) indicates that quoted market prices in active markets are the best evidence and should be used if available;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Response:

MEMSIC disclosed in Note 11 of its Q1-Form 10-Q that the Crossbow acquisition created a new system solution product segment. At March 31, 2010, MEMSIC considered whether an interim test for goodwill impairment was necessary and concluded that it was not, based on the proximity of March 31, 2010 to the acquisition date and management’s belief that there had been no significant events or circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying value.

United States Securities and Exchange Commission

June 29, 2010

MEMSIC, however, has determined the following, which will be included in its future filings:

•	The goodwill was assigned to the new system solution product reporting segment.

•

MEMSIC will perform an annual impairment test for goodwill as of December 31 of each fiscal year. In addition to the annual goodwill impairment test, an interim test for goodwill impairment will be completed when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value.

•

The valuation of the reporting unit will include certain assumptions about discount rates, terminal values, and future business results, including revenue growth and cost structure and containment. Changes in these estimates could significantly impact MEMSIC’s carrying value of goodwill. Other conditions that could trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or a change in the business climate.

Additionally, MEMSIC will provide the following information in connection with its goodwill impairment test in the fourth quarter, and in any future filings subsequent to that date when it performs the impairment test for goodwill:

•	The valuation methodologies (MEMSIC expects to use industry standard valuation methodologies in its annual impairment test.)

•	The techniques used to validate the reasonableness of the fair market values, and

•	A qualitative and quantitative description of the material assumptions used and the results of a sensitivity analysis based upon reasonably likely changes in those assumptions.

MEMSIC expects to engage a third-party to assist in this process; however, management will take responsibility for the analysis.

7.	In a related matter, we noted that you also recorded a significant amount of intangible assets as a result of your acquisition of Crossbow Technology in

United States Securities and Exchange Commission

June 29, 2010

January 2010. Please tell us if you have assessed your intangible assets, excluding goodwill, for impairment. Also provide us with a summary of material relevant facts, assumptions, and estimates you considered in this impairment analysis on an individual asset group basis, if applicable. Revise future filings to disclosure your related impairment policy.

Response:

In accordance with ASC 350-50-35-14, MEMSIC considered whether prior to March 31, 2010 there were any impairment indicators related to the intangible assets with definite lives acquired in connection with the Crossbow acquisition, and concluded there were no such indicators of impairment. MEMSIC will test its intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Conditions that would trigger an impairment assessment include, but are not limited to:

•	A significant decrease in market price of the asset

•	A significant adverse change in the extent or manner in which the asset is being used

•	A significant adverse change in legal factors or in the business climate that could affect the value of the intangibles, including an adverse action or assessment by s regulator.

•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of the asset.

•	A current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses for the reportable segment

•	A current expectation that, more likely than not, the intangible asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life

In future filings, MEMSIC will more fully disclose its impairment policy related to the intangible assets acquired, consistent with the above.

*                                         *                                         *

MEMSIC acknowledges that:

•	MEMSIC is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

United States Securities and Exchange Commission

June 29, 2010

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	MEMSIC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy and consideration.

Very truly yours,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

RWS:bjv

cc:	Julie Sherman

Patricia Niu

Robert L. Birnbaum